

April 26, 2011

Via U.S. Mail

Mr. William T. Freeman
Chief Executive Officer
McCormick & Schmick's Seafood Restaurants, Inc.
1414 NW Northrup Street, Suite 700
Portland, Oregon 97209

> **Re:**   **McCormick & Schmick's Seafood Restaurants, Inc.**
> **Schedule 14D-9**
> **Filed on April 20, 2011**
> **File No. 005-79958**

Dear Mr. Freeman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Solicitation/Recommendation, page 10

1.   You state that none of your directors or executive officers currently intends to tender shares for purchase pursuant to the offer. To the extent known after reasonable inquiry, please state the reasons for the intended action. See Item 1012(c) of Regulation M-A.

Background of the Offer, page 10

2.   Please disclose why your board of directors has not responded to any of the inquiries made by Mr. Fertitta.

Mr. William T. Freeman
McCormick & Schmick's Seafood Restaurants, Inc.
April 26, 2011
Page 2

The Offer undervalues the Company, page 14

3.   Please disclose what consideration you have given to disclosing the projections provided to and used by Piper Jaffray. Refer to Item 1011(c) and Item 1012(b) of Regulation M-A.

The Offer is highly conditional…, page 15

4.   Please disclose that the bidders may invoke the conditions qualified by materiality only upon exercise of their reasonable judgment, or advise us to the contrary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

Mr. William T. Freeman
McCormick & Schmick's Seafood Restaurants, Inc.
April 26, 2011
Page 3

cc: Via facsimile: (206) 757-7009
        Laura Baumann, Esq.
        Davis Wright Tremaine LLP